
July 19, 2013

Via E-mail
Mr. Jeffrey L. Rutherford
Vice President and Chief Financial Officer
Ferro Corporation
6060 Parkland Boulevard
Mayfield Heights, OH  44124

> **Re:  Ferro Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 1-584**

Dear Mr. Rutherford:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Selling General and Administrative, page 22

1.     Given your change in accounting for pension expense under which you now recognize actuarial gains and losses on your defined benefit pension and other postretirement benefit plans in the year in which the gains or losses occur, it appears that you will have more significant fluctuations year over year in your statement of operations.  In future filings, to the extent that changes are significant, please provide a more robust explanation for the changes in actuarial gains or losses.

Capital Resources and Liquidity, page 32

2.     To the extent that cash held outside of the US is material to your liquidity, in future filings please: (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a

statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Critical Accounting Policies, page 36

3.     Please enhance future filings by providing a discussion of the estimates used to determine the collectability of your accounts receivable.

4.     Given that asset impairment could be material to your results and you have had periods of declining market capitalization, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please disclose the following:

- The percentage by which fair value exceeds carrying value;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainties associated with the key assumptions, and;
- A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

Consolidated Statement of Cash Flows, page 48

5.     Please tell us what debt instruments gave rise to the following line items included under financing activities on your statement of cash flows: Net borrowings (repayments) under loans payable, Proceeds from long-term debt, Principle payments on long-term debt. Please demonstrate to us how you have determined that netting borrowings/payment under loans payable is appropriate under ASC Topic 230. Additionally, in future periodic filings please revise the titles to clarify which debt instruments are causing the movements in cash flows.

Notes to the Financial Statements

2. Significant Accounting Policies, page 49

6.     Please update future filings to include you accounting policy for your securitization programs. Please discuss when you derecognize the receivables from the balance sheet and how you categorize the movements on the cash flow statement.

Principles of Consolidation, page 49

7.      We note that you record non-controlling interests in your financial statements.  Please tell us and revise future filings to explain the ownership interests which give rise to these non-controlling interests.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Branch Chief